Exhibit 2.2

TAX MATTERS AGREEMENT

BY AND BETWEEN

W. P. CAREY INC.

AND

NET LEASE OFFICE PROPERTIES

DATED AS OF OCTOBER 31, 2023

i

ii

TAX MATTERS AGREEMENT

This TAX MATTERS AGREEMENT (this “Agreement”), dated as of October 31, 2023, is by and between W. P. Carey Inc., a Maryland corporation (“WPC”), and Net Lease Office Properties (“NLOP”), a Maryland real estate investment trust and wholly-owned subsidiary of WPC. Each of WPC and NLOP (and, solely with respect to Section 2.1(a)(iv) and Sections 1(b) and 3 of Appendix B, NLO Mezzanine Borrower LLC (“Mezz Borrower”)) is sometimes referred to herein as a “Party” and collectively as the “Parties.” Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Separation and Distribution Agreement dated as of October 31, 2023 by and among WPC and NLOP (the “Separation and Distribution Agreement”).

RECITALS

WHEREAS, WPC, through its Subsidiaries, has previously acquired the NLOP Assets;

WHEREAS, NLOP intends to elect to be treated as a real estate investment trust for federal income tax purposes (a "REIT”);

WHEREAS, WPC and NLOP have entered into the Separation and Distribution Agreement, pursuant to which the Parties will complete the Separation, as provided for in a series of contribution and transfer agreements pursuant to Article II of the Separation and Distribution Agreement, whereby WPC has contributed (i) certain NLOP Assets and (ii) 100% of the equity interests in each entity holding the remainder of the NLOP Assets, to NLOP or a NLOP Subsidiary;

WHEREAS, pursuant to the Separation and Distribution Agreement, on the Distribution Date, WPC will complete the distribution of NLOP Common Shares to each Record Holder, as set forth more fully in Section 4.3 of the Separation and Distribution Agreement (such distribution transaction, the “Distribution”); and

WHEREAS, the Parties desire to set forth their agreement on the rights and obligations of the Parties with respect to (A) the administration and allocation of federal, state, local, and foreign Taxes incurred in Tax Periods beginning prior to the date of the Distribution (the “Distribution Date”), (B) Taxes resulting from the Distribution and transactions effected in connection with the Distribution and (C) various other Tax matters;

NOW THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

Article 1
Definitions

Section 1.1      Definitions.

(a)            For purposes of this Agreement:

“Adjustment Request” means any formal or informal claim or request filed with any Tax Authority, or with any administrative agency or court, for the adjustment, refund, or credit of Taxes, including (i) any amended Tax Return claiming adjustment to the Taxes as reported on the Tax Return or, if applicable, as previously adjusted, (ii) any claim for equitable recoupment or other offset, and (iii) any claim for refund or credit of Taxes previously paid.

“Agreement Dispute” has the meaning set forth in the Separation and Distribution Agreement.

“Allowed Amount” has the meaning set forth in Article 10 of this Agreement.

“Ancillary Agreement” has the meaning set forth in the Separation and Distribution Agreement.

“Boot” has the meaning set forth in Appendix A.

“Business Day” has the meaning set forth in the Separation and Distribution Agreement.

“Change in Control” means any transaction or series of related transactions in which (a) all or substantially all of the assets of NLOP or WPC, as applicable, are sold, assigned, hypothecated, pledged or otherwise transferred to a third party; or (b) possession or control of a controlling portion of the equity interests in NLOP or WPC, as applicable, is directly or indirectly acquired by a third party.

“Controlling Party” has the meaning set forth in Section 8.2(c) of this Agreement.

"Coverage Limit” means the limitation on WPC’s indemnification of NLOP Group under Section 4.2 described in Appendix C.

“Coverage Period” has the meaning set forth in Appendix C.

“Distribution Date” has the meaning set forth in the recitals to this Agreement.

“Escrowed Amount” has the meaning set forth in Article 11 of this Agreement.

“Final Determination” means the final resolution of liability for any Tax, which resolution may be for a specific issue or adjustment or for any Tax Period, (i) by IRS Form 870 or 870-AD (or any successor forms thereto), on the date of acceptance by or on behalf of the taxpayer, or by a comparable form under the laws of a state, local, or foreign taxing jurisdiction, except that a Form 870 or 870-AD or comparable form shall not constitute a Final Determination to the extent that it reserves (whether by its terms or by operation of law) the right of the taxpayer to file a claim for refund or the right of the Tax Authority to assert a further deficiency in respect of such issue or adjustment or for such Tax Period (as the case may be); (ii) by a decision, judgment, decree, or other order by a court of competent jurisdiction, which has become final and unappealable; (iii) by a closing agreement or accepted offer in compromise under Sections 7121 or 7122 of the Code, or a comparable agreement under the laws of a state, local, or foreign taxing jurisdiction; (iv) by any allowance of a refund or credit in respect of an overpayment of a Tax, but only after the expiration of all periods during which such refund may be recovered (including by way of offset) by the jurisdiction imposing such Tax; (v) by a final settlement resulting from a treaty-based competent authority determination; or (vi) by any other final disposition, including by reason of the expiration of the applicable statute of limitations, the execution of a pre-filing agreement with the IRS or other Tax Authority, or by mutual agreement of the Parties.

“Governmental Authority” means any U.S. federal, state, local or non-U.S. court, government, department, commission, board, bureau, agency, official or other regulatory, administrative or governmental authority.

“Group” means either the NLOP Group or the WPC Group, as the context requires.

“Income Tax” means all U.S. federal, state, local and foreign income, franchise or similar Taxes imposed on (or measured by) net income or net profits.

“Indemnification Payee” has the meaning set forth in Article 10 of this Agreement.

“Indemnification Payment” has the meaning set forth in Article 10 of this Agreement.

“Indemnification Payor” has the meaning set forth in Article 10 of this Agreement.

“Intended Tax Treatment” means the tax treatment set forth on Appendix A.

“Joint Return” means any Tax Return that includes, by election or otherwise, one or more members of the WPC Group together with one or more members of the NLOP Group.

“Mezz Borrower” has the meaning set forth in the recitals to this Agreement.

“NLOP Assets” has the meaning set forth in the Separation and Distribution Agreement.

“NLOP Common Shares” has the meaning set forth in the Separation and Distribution Agreement.

“NLOP Financing Arrangements” has the meaning set forth in the Separation and Distribution Agreement.

“NLOP Group” means NLOP and the NLOP Subsidiaries.

“NLOP Separate Tax Return” means any Tax Return of any member of the NLOP Group (including any consolidated, combined or unitary return) that does not include any member of the WPC Group.

“NLOP Subsidiaries” has the meaning set forth in the Separation and Distribution Agreement.

“Non-Controlling Party” has the meaning set forth in Section 8.2(c) of this Agreement.

“Parties” and “Party” have the meaning set forth in the preamble to this Agreement.

“Past Practices” has the meaning set forth in Section 3.3(a) of this Agreement.

“Payor” has the meaning set forth in Section 4.3(a) of this Agreement.

“Positive Tax Opinion or Ruling” has the meaning set forth in Article 10 of this Agreement.

“Pre-Distribution Tax Period” means any Tax period ending on or before the Distribution Date.

“Prime Rate” means the “prime rate” as published in The Wall Street Journal, Eastern Edition.

“Prior Group” means any group that filed or was required to file (or will file or be required to file) a Tax Return, for a Tax Period or portion thereof ending at the close of the Distribution Date, , on an affiliated, consolidated, combined, unitary, fiscal unity or other group basis (including as permitted by Section 1501 of the Code) that includes at least one member of the NLOP Group.

“Privilege” means any privilege that may be asserted under applicable law, including, any privilege arising under or relating to the attorney-client relationship (including the attorney-client and work product privileges), the accountant-client privilege and any privilege relating to internal evaluation processes.

“Protected REIT” means any entity that (i) has elected or intends to elect to be taxed as a REIT, and (ii) either (A) is an Indemnification Payee or Required Party or (B) owns a direct or indirect equity interest in an Indemnification Payee or Required Party and is treated for purposes of Section 856 of the Code as (x) owning all or a portion of the assets of such Indemnification Payee or Required Party or (y) as receiving all or a portion of such Indemnification Payee’s or Required Party’s income.

“Qualifying Income” has the meaning set forth in Article 11 of this Agreement.

“Record Holder” has the meaning set forth in the Separation and Distribution Agreement.

“REIT” has the meaning set forth in the preamble to this Agreement.

“Required Party” has the meaning set forth in Section 4.3(a) of this Agreement.

“Responsible Party” means, with respect to any Tax Return, the Party having responsibility for preparing and filing such Tax Return under this Agreement.

“Restructuring Transactions” means those transactions identified on Appendix A.

“Retention Date” has the meaning set forth in Section 8.1 of this Agreement.

“Ruling” means a private letter ruling from the IRS regarding the Tax treatment of all or any part of the transactions contemplated by the Separation and Distribution Agreement.

“Separation” has the meaning set forth in the Separation and Distribution Agreement.

“Subsidiary” has the meaning set forth in the Separation and Distribution Agreement.

“Tax” or “Taxes” means any income, gross income, gross receipts, profits, capital stock, franchise, withholding, payroll, social security, workers compensation, unemployment, disability, property, ad valorem, value added, stamp, excise, severance, occupation, service, sales, use, license, lease, transfer, import, export, escheat, alternative minimum, universal service fund, estimated or other tax (including any fee, assessment, or other charge in the nature of or in lieu of any tax), imposed by any Governmental Authority or political subdivision thereof, and any interest, penalty, additions to tax or additional amounts in respect of the foregoing.

“Tax Advisor” means a Tax counsel or accountant, in each case of recognized national standing.

“Tax Attribute” means a net operating loss, net capital loss, unused investment credit, unused foreign Tax credit (including credits of a foreign company under Section 902 of the Code), excess charitable contribution, general business credit, excess business interest expense carryforward, earnings and profits, basis, or any other Tax Item that could reduce a Tax or create a Tax Benefit.

“Tax Authority” means, with respect to any Tax, the Governmental Authority or political subdivision thereof that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such entity or subdivision.

“Tax Benefit” means any refund, credit, or other item that causes reduction in otherwise required liability for Taxes.

“Tax Contest” means an audit, review, examination, contest, litigation, investigation or any other administrative or judicial proceeding with the purpose or effect of redetermining Taxes (including any administrative or judicial review of any claim for refund).

“Tax Item” means, with respect to any Income Tax, any item of income, gain, loss, deduction, or credit.

“Tax Law” means the law of any Governmental Authority or political subdivision thereof relating to any Tax.

“Tax Period” means, with respect to any Tax, the period for which the Tax is reported as provided under the Code or other applicable Tax Law.

“Tax Records” means any (i) Tax Returns, (ii) Tax Return workpapers, (iii) documentation relating to any Tax Contests, and (iv) any other books of account or records (whether or not in written, electronic or other tangible or intangible forms and whether or not stored on electronic or any other medium) maintained or required to be maintained under the Code or other applicable Tax Laws or under any record retention agreement with any Tax Authority, in each case filed or required to be filed with respect to or otherwise relating to Taxes.

“Tax Return” means any report of Taxes due, any claim for refund of Taxes paid, any information return with respect to Taxes, or any other similar report, statement, declaration, or document filed or required to be filed under the Code or other Tax Law with respect to Taxes, including any attachments, exhibits, or other materials submitted with any of the foregoing, and including any amendments or supplements to any of the foregoing.

“Transfer Taxes” means all sales, use, transfer, real property transfer, intangible, recordation, registration, documentary, stamp or similar Taxes imposed in connection with the Restructuring Transactions or the Distribution (excluding in each case, for the avoidance of doubt, any Income Taxes).

“Treasury Regulations” means the regulations promulgated from time to time under the Code as in effect for the relevant Tax Period.

“WPC Group” means WPC and the Subsidiaries of WPC other than NLOP and the NLOP Subsidiaries.

“WPC Separate Tax Return” means any Tax Return of any member of the WPC Group (including any consolidated, combined or unitary return) that does not include any member of the NLOP Group.

Section 1.2      Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a)            when a reference is made in this Agreement to an Article, Section or Exhibit, such reference is to an Article or Section of, or an Exhibit to, this Agreement;

(b)            the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c)            whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(d)            the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(e)            references to any agreement, instrument, statute, rule or regulation are to the agreement, instrument, statute, rule or regulation as amended, modified, supplemented or replaced from time to time, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes, and all attachments thereto and instruments incorporated therein (and, in the case of statutes, include any rules and regulations promulgated under the statute);

(f)            all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(g)            the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as the feminine and neuter genders of such terms;

(h)            references to a Person are also to its successors and permitted assigns;

(i)            except when used together with the word “either” or otherwise for the purpose of identifying mutually exclusive alternatives, the term “or” has the inclusive meaning represented by the phrase “and/or”;

(j)            all uses of currency or the symbol “$” in this Agreement refer to U.S. dollars; and

(k)            where this Agreement states that a Party “shall,” “will” or “must” perform in some manner, it means that the Party is legally obligated to do so under this Agreement.

Article 2
Allocation of Taxes

Section 2.1      General Rule. All Taxes shall be allocated as follows:

(a)            WPC Liability. Except with respect to Taxes described in Section 2.1(b) of this Agreement, WPC shall be liable for, and shall indemnify and hold harmless the NLOP Group from and against any liability for:

(i)            Taxes that are allocated to WPC under this Article 2;

(ii)            any Tax resulting from a breach of any of WPC’s covenants in Section 3.3, Section 3.4, or Section 4.1 of this Agreement;

(iii)            Taxes imposed on NLOP or any member of the NLOP Group pursuant to the provisions of Treasury Regulations § 1.1502-6 (or similar provisions of state, local, or foreign Tax Law) as a result of any such member being or having been a member of a Prior Group; and

(iv)            without duplication, any Tax or loss incurred by Mezz Borrower resulting from (x) a breach of WPC’s obligation to make the election described in Section 1(b) of Appendix B or (y) resulting from a breach of WPC’s covenant in Section 3 of Appendix B.

(b)            NLOP Liability. NLOP shall be liable for, and shall indemnify and hold harmless the WPC Group from and against any liability for:

(i)            Taxes that are allocated to NLOP under this Article 2; and

(ii)            Any Tax resulting from a breach of any of NLOP’s covenants in Section 3.3, Section 3.4, or Section 4.1 of this Agreement.

Section 2.2      General Allocation Principles. All Taxes shall be allocated as follows:

(a)            Allocation of Taxes for Joint Returns. WPC shall be responsible for all Taxes reported, or required to be reported, on any Joint Return that any member of the WPC Group files or is required to file under the Code or other applicable Tax Law.

(b)            Allocation of Taxes for Separate Returns.

(i)            WPC shall be responsible for all Taxes reported, or required to be reported, on a WPC Separate Tax Return.

(ii)            NLOP shall be responsible for all Taxes reported, or required to be reported, on a NLOP Separate Tax Return.

(c)            Taxes Not Reported on Tax Returns.

(i)            WPC shall be responsible for any Tax attributable to any member of the WPC Group that is not required to be reported on a Tax Return.

(ii)            NLOP shall be responsible for any Tax attributable to any member of the NLOP Group that is not required to be reported on a Tax Return.

Section 2.3      Allocation Conventions. Any Tax Item of NLOP or any member of the NLOP Group arising from a transaction engaged in outside of the ordinary course of business on the Distribution Date after the Effective Time shall be properly allocable to NLOP and any such transaction by or with respect to NLOP or any member of the NLOP Group occurring after the Effective Time shall be treated for all Tax purposes (to the extent permitted by applicable Tax Law) as occurring at the beginning of the day following the Distribution Date in accordance with the principles of Treasury Regulation § 1.1502-76(b) or any similar provisions of state, local or non-U.S. Law.

Section 2.4      Transfer Taxes. Any Transfer Taxes shall be allocated solely to NLOP.

Article 3
Tax Returns

Section 3.1      WPC Separate Returns and Joint Returns. WPC shall prepare and file, or cause to be prepared and filed, all WPC Separate Returns and Joint Returns, and each member of the NLOP Group to which any such Joint Return relates shall execute and file such consents, elections and other documents as WPC may determine, after consulting with NLOP in good faith, are required or appropriate, or otherwise requested by WPC in connection with the filing of such Joint Return. NLOP will elect and join, and will cause its respective Affiliates to elect and join, in filing any Joint Returns that WPC determines are required to be filed or that WPC elects to file, in each case pursuant to this Section 3.1.

Section 3.2      NLOP Separate Tax Returns. NLOP shall prepare and file (or cause to be prepared and filed) all NLOP Separate Tax Returns and all Tax Returns with respect to Transfer Taxes.

Section 3.3      Tax Reporting Practices.

(a)            General Rule. Except as provided in Section 3.3(b) of this Agreement, WPC shall prepare all Joint Returns and NLOP shall prepare all NLOP Separate Tax Returns in accordance with past practices, permissible accounting methods, elections or conventions (“Past Practices”) used by the members of the NLOP Group and the members of the WPC Group prior to the Distribution Date. With respect to any Tax Return that NLOP has the obligation and right to prepare, or cause to be prepared, under this Article 3, to the extent such Tax Return could affect WPC, such Tax Return shall be prepared in accordance with Past Practices used by the members of the WPC Group and the members of the NLOP Group prior to the Distribution with respect to such Tax Return, and to the extent any items, methods or positions are not covered by Past Practices, such Tax Return shall be prepared in accordance with reasonable Tax accounting practices selected by NLOP, subject to the consent of WPC (which consent may not be unreasonably withheld, conditioned or delayed).

(b)            Consistency with Intended Tax Treatment. The Parties shall (and shall cause each of their Affiliates, as applicable, to) prepare all Tax Returns consistent with the Intended Tax Treatment unless, and then only to the extent, an alternative position is required pursuant to a determination by a Tax Authority; provided, however, that neither Party shall be required to litigate before any court any challenge to the Intended Tax Treatment by a Tax Authority.

(c)            Tax Elections & Statements. The Parties shall (and shall cause each of their Affiliates, as applicable, to) take all actions necessary to effectuate the tax elections and file the statements described in Appendix B, in the form and as described in Appendix B.

Section 3.4      Adjustments.

(a)            NLOP hereby agrees that, unless as required by Law, no member of the NLOP Group (nor its successors) shall file any Adjustment Request with respect to any Tax Return that could affect any Joint Return or any other Tax Return that could affect WPC.

(b)            WPC hereby agrees that, unless NLOP consents in writing (which consent may not be unreasonably withheld, conditioned or delayed) or as required by Law, no member of the WPC Group shall file any Adjustment Request with respect to any NLOP Separate Return.

Section 3.5      Tax Attributes. Tax Attributes shall not be allocated or apportioned in connection with the Distribution, and shall remain with the taxpayer that is entitled to such Tax Attributes without regard to the Distribution.

Article 4
Tax Payments & Benefits

Section 4.1      Taxes Shown on Tax Returns. WPC shall pay (or cause to be paid) to the proper Tax Authority the Tax shown as due on any Tax Return that a member of the WPC Group is responsible for preparing under Article 3 of this Agreement, and NLOP shall pay (or cause to be paid) to the proper Tax Authority the Tax shown as due on any Tax Return that a member of the NLOP Group is responsible for preparing under Article 3 of this Agreement.

Section 4.2      Certain Adjustments Resulting in Underpayments. Except as provided in the next sentence, in the case of any adjustment pursuant to a Final Determination with respect to any Tax, the Party responsible for filing the Tax Return relating to such Tax pursuant to this Agreement shall pay to the applicable Tax Authority when due any additional Tax required to be paid as a result of such adjustment. In the event of a Tax Contest with respect to Taxes for a Pre-Distribution Period for which NLOP is responsible pursuant to Article II and for which NLOP provides written notice to WPC prior to the end of the Coverage Period, WPC shall indemnify and hold harmless the NLOP Group from any additional Taxes assessed or imposed in connection with such Tax Contest for a Pre-Distribution Period but only to the extent such Taxes are described in the Coverage Limit set forth in Appendix C.

Section 4.3      Indemnification Payments(a)      . To the extent that any Party (the “Payor”) is required under applicable Tax Law to pay to a Tax Authority a Tax that another Party (the “Required Party”) is liable for under this Agreement, the Required Party shall promptly reimburse the Payor within twenty (20) Business Days of delivery by the Payor to the Required Party of an invoice for the amount due, accompanied by evidence of payment and a statement detailing the Taxes paid and describing in reasonable detail the particulars relating thereto. The Required Party shall also pay to the Payor any reasonable third-party costs and expenses related to the foregoing (including reasonable attorneys’ fees and expenses) within five (5) days after the Payor’s written demand therefor.

Section 4.4      Tax Refunds(a)      . WPC shall be entitled to any refund (and any interest thereon received from the applicable Tax Authority) of Taxes for which WPC is liable hereunder, and NLOP shall be entitled to any refund (and any interest thereon received from the applicable Tax Authority) of Taxes for which NLOP is liable hereunder. A Party receiving a refund to which another Party is entitled hereunder shall pay over such refund to such other Party within thirty (30) Business Days after such refund is received or credited.

Article 5
[Reserved]

Article 6
Assistance and Cooperation

Section 6.1      Assistance and Cooperation.

(a)            The Parties shall cooperate (and cause their respective Affiliates to cooperate) with each other and with each other’s agents, including accounting firms and legal counsel, in connection with Tax matters relating to the Parties and their Affiliates, including (i) preparation and filing of Tax Returns, (ii) determining the liability for and amount of any Taxes due (including estimated Taxes) or the right to and amount of any refund of Taxes, (iii) examinations of Tax Returns, and (iv) any administrative or judicial proceeding in respect of Taxes assessed or proposed to be assessed. Such cooperation shall include making all information and documents in their possession relating to any other Party and its Affiliates reasonably available to such other Party as provided in this Article 6. The Parties shall cooperate with each other and take any and all actions reasonably requested by the other in connection with obtaining Positive Tax Opinion or Ruling (including, without limitation, by making any new representation or covenant, confirming any previously made representation or covenant or providing any materials or information requested by any Tax Advisor).

(b)            Any information or documents provided under this Agreement shall be kept confidential by the Party receiving the information or documents, except as may otherwise be necessary in connection with the filing of Tax Returns or in connection with any administrative or judicial proceedings relating to Taxes. In addition, in the event that NLOP determines that the provision of any information or documents to WPC or any of its Affiliates, or WPC determines that the provision of any information or documents to NLOP or any its Affiliates, could be commercially detrimental, violate any Law or agreement or waive any Privilege, the Parties shall use commercially reasonable efforts to permit each other’s compliance with its obligations under this Article 6 in a manner that avoids any such harm or consequence.

Section 6.2      Tax Return Information. Each of NLOP and WPC, and each member of their respective Groups, acknowledges that time is of the essence in relation to any request for information, assistance or cooperation made pursuant to Section 6.1 of this Agreement or this Section 6.2. Each of NLOP and WPC, and each member of their respective Groups, acknowledges that failure to conform to the reasonable deadlines set by the Party making such request could cause irreparable harm. Each Party shall provide to the other Party information and documents relating to its Group reasonably required by the other Party to prepare Tax Returns, including any pro forma returns required by the Responsible Party for purposes of preparing such Tax Returns. Any information or documents the Responsible Party requires to prepare such Tax Returns shall be provided in such form as the Responsible Party reasonably requests and at or prior to the time reasonably specified by the Responsible Party so as to enable the Responsible Party to file such Tax Returns on a timely basis.

Article 7
Tax Records

Section 7.1      Retention of Tax Records. Each of NLOP and WPC shall preserve and keep all Tax Records exclusively relating to the assets and activities of its Group for Pre-Distribution Periods, for so long as the contents thereof may be or become material in the administration of any matter under the Code or other applicable Tax Law, but in any event until the later of (i) the expiration of any applicable statutes of limitations, or (ii) seven (7) years after the filing of the Tax Return to which they relate (such later date, the “Retention Date”). After the Retention Date, each of NLOP and WPC may dispose of such Tax Records. If, prior to the Retention Date, NLOP or WPC reasonably determine that any Tax Records which it would otherwise be required to preserve and keep under this Article 7 are no longer material in the administration of any matter under the Code or other applicable Tax Law and the other Party agrees, then such first Party may dispose of such Tax Records upon sixty (60) Business Days’ prior notice to the other Party. Any notice of an intent to dispose given pursuant to this Section 7.1 shall include a list of the Tax Records to be disposed of describing in reasonable detail each file, book, or other record accumulation being disposed. The notified Parties shall have the opportunity, at their cost and expense, to copy or remove, within such sixty (60) Business Day period, all or any part of such Tax Records. If, at any time prior to the Retention Date, a Party or any of its Affiliates determines to decommission or otherwise discontinue any computer program or information technology system used to access or store any Tax Records, then such program or system may be decommissioned or discontinued upon ninety (90) Business Days’ prior notice to the other Party and the other Party shall have the opportunity, at its cost and expense, to copy, within such ninety (90) Business Day period, all or any part of the underlying data relating to the Tax Records accessed by or stored on such program or system.

Section 7.2      Access to Tax Records. The Parties and their respective Affiliates shall make available to each other for inspection and copying during normal business hours upon reasonable notice all Tax Records (and, for the avoidance of doubt, any pertinent underlying data accessed or stored on any computer program or information technology system) in their possession in connection with Tax matters relating to the Parties and their Affiliates as described in Section 6.1(a), and shall permit the other Party and its Affiliates, authorized agents and representatives and any representative of a Tax Authority or other Tax auditor direct access, at the cost and expense of the requesting Party, during normal business hours upon reasonable notice to any computer program or information technology system used to access or store any Tax Records, in each case to the extent reasonably required by the other Party in connection with the preparation of Tax Returns or financial accounting statements, audits, litigation, or the resolution of items under this Agreement.

Section 7.3      Preservation of Privilege. The Parties and their respective Affiliates shall not provide access to, copies of, or otherwise disclose to any Person any documentation relating to Taxes existing prior to the Distribution Date to which Privilege may reasonably be asserted without the prior written consent of the other Party, such consent not to be unreasonably withheld, conditioned or delayed.

Article 8
Tax Contests

Section 8.1      Notice. Each Party shall provide prompt notice to the other Party of any written communication from a Tax Authority regarding any pending Tax audit, assessment or proceeding or other Tax Contest of which it becomes aware (i) related to Taxes for Tax Periods for which it is indemnified by the other Party hereunder or for which it may be required to indemnify the other Party hereunder, (ii) in the case of the NLOP Group, relating to Tax Items for a Pre-Distribution Period that could affect the Taxes payable by the WPC Group, or (iii) otherwise relating to the Intended Tax Treatment. Such notice shall attach copies of the pertinent portion of any written communication from a Tax Authority and contain factual information (to the extent known) describing any asserted Tax liability in reasonable detail and shall be accompanied by copies of any notice and other documents received from any Tax Authority in respect of any such matters.

Section 8.2      Control of Tax Contests.

(a)            WPC Control. Notwithstanding anything in this Agreement to the contrary, WPC shall have the sole right to control and absolute discretion with respect to any decisions to be made, or the nature of any action to be taken, with respect to any Tax Contest with respect to any Tax matters relating to (i) a Joint Return, (ii) a WPC Separate Tax Return, or (iii) a Tax for which WPC is or may be required to indemnify NLOP; provided, however, that with respect to Tax Contests involving NLOP Separate Tax Returns described in clause (iii), WPC shall not settle any such Tax Contest without NLOP’s prior written consent (which may not be unreasonably withheld, conditioned or delayed).

(b)            NLOP Control. Except as otherwise provided in this Section 8.2, NLOP shall have the sole right to control any Tax Contest with respect to any Tax matters relating to a NLOP Separate Tax Return or Transfer Taxes.

(c)            Except as otherwise provided in Section 8.2(a), in connection with any Tax Contest described in this Section 8.2, the Controlling Party shall have the sole right to contest, litigate, compromise and settle any Tax Contest; provided that to the extent any such Tax Contest (i) could give rise to a claim for indemnity by the Controlling Party or its Affiliates against the Non-Controlling Party or its Affiliates under this Agreement, (ii) is with respect to a NLOP Group Tax Return for a Pre-Distribution Period, or (iii) is with respect to a NLOP Group Tax Return and involves a challenge to the Intended Tax Treatment, then the Controlling Party shall not settle any such Tax Contest without the Non-Controlling Party’s prior written consent (which may not be unreasonably withheld, conditioned or delayed). In connection with any potential adjustment in a Tax Contest described in clauses (i)-(iii) of the preceding sentence: (i) the Controlling Party shall keep the Non-Controlling Party informed in a timely manner of all actions taken or proposed to be taken by the Controlling Party with respect to such Tax Contest; (ii) the Controlling Party shall timely provide the Non-Controlling Party copies of any written materials relating to such potential adjustment in such Tax Contest received from any Tax Authority; (iii) the Controlling Party shall timely provide the Non-Controlling Party with copies of any correspondence or filings submitted to any Tax Authority or judicial authority in connection with such potential adjustment in such Tax Contest; (iv) the Controlling Party shall consult with the Non-Controlling Party and offer the Non-Controlling Party a reasonable opportunity to comment before submitting any written materials prepared or furnished in connection with such potential adjustment in such Tax Contest; and (v) the Controlling Party shall defend such Tax Contest diligently and in good faith; provided, however, that if NLOP is the Controlling Party, (y) WPC shall have the right to participate in the relevant Tax Contest, and (z) NLOP shall not take any action that may negatively impact any Tax Return or Tax liability of WPC without WPC’s prior written consent (which consent may not be unreasonably withheld, conditioned or delayed). The failure of the Controlling Party to take any action specified in the preceding sentence with respect to the Non-Controlling Party shall not relieve the Non-Controlling Party of any liability and/or obligation which it may have to the Controlling Party under this Agreement except to the extent that the Non-Controlling Party was actually harmed by such failure, and in no event shall such failure relieve the Non-Controlling Party from any other liability or obligation which it may have to the Controlling Party. In the case of any Tax Contest described in this Article 8, “Controlling Party” means the Party entitled to control the Tax Contest under such Section 8.2(a) or Section 8.2(b) and “Non-Controlling Party” means (x) WPC if NLOP is the Controlling Party and (y) NLOP if WPC is the Controlling Party.

(d)            Power of Attorney. Each member of the WPC Group shall execute and deliver to NLOP (or such member of the NLOP Group as NLOP shall designate) any power of attorney or other similar document reasonably requested by NLOP (or such designee) in connection with any Tax Contest (as to which NLOP is the Controlling Party) described in this Article 8. Each member of the NLOP Group shall execute and deliver to WPC (or such member of the WPC Group as WPC shall designate) any power of attorney or other similar document requested by WPC (or such designee) in connection with any Tax Contest (as to which WPC is the Controlling Party) described in this Article 8.

Article 9
Tax Treatment of Payments

Unless WPC determines, in its reasonable discretion, that an alternative characterization is appropriate, any payment made by WPC or any member of the WPC Group to NLOP or any member of the NLOP Group, or by NLOP or any member of the NLOP Group to WPC or any member of the WPC Group, pursuant to this Agreement shall be treated by the Parties for all Tax purposes as a distribution by NLOP to WPC, or a capital contribution from WPC to NLOP, as the case may be, occurring immediately before the Distribution; provided, however, that any such payment that is made or received by a Person other than WPC or NLOP, as the case may be, shall be treated as if made or received by the payor or the recipient as agent for WPC or NLOP, in each case as appropriate and as reasonable determined by WPC. No Party shall take any position inconsistent with the treatment described in the preceding sentence (including any alternative treatment determined by WPC), and in the event that a Tax Authority asserts that a Party’s treatment of a payment pursuant to this Agreement should be other than as set forth in the preceding sentence, such Party shall use its commercially reasonable efforts to contest such challenge.

Article 10
Indemnification Payment Escrow

Notwithstanding anything to the contrary in this Agreement, the Separation and Distribution Agreement or any Ancillary Agreement, if one party to this Agreement, the Separation and Distribution Agreement or any Ancillary Agreement (the “Indemnification Payor”) is required to pay another party to such agreement (the “Indemnification Payee”) any indemnification payment that could reasonably result in income to any Protected REIT for U.S. federal income Tax purposes if paid (such payment, an “Indemnification Payment”), then, unless the Indemnification Payee shall have received a tax opinion of a Tax Advisor or a ruling from the IRS to the effect that the Indemnification Payee’s receipt of such payment will be treated as qualifying income with respect to the any applicable Protected REIT for purposes of Section 856(c)(2) and 856(c)(3) of the Code (“Qualifying Income”) or shall be excluded from income for such purposes (such advice or ruling, a “Positive Tax Opinion or Ruling”), and notified the Indemnification Payor in writing of its receipt of such Positive Tax Opinion or Ruling and directed that payment be made otherwise than into escrow as provided below, the amounts payable to the Indemnification Payee shall be limited to the maximum amount (“Allowed Amount”) that can be paid without causing the Indemnification Payee’s receipt of its share of such funds to cause any applicable Protected REIT to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, determined as if the payment of such amount did not constitute Qualifying Income and the Protected REIT has 0.5% of income from unknown sources during such year that does not constitute Qualifying Income (in addition to any known or anticipated income that is not Qualifying Income), as determined by independent accountants to the Indemnification Payee, and any excess of the amount of the Indemnification Payment over the Allowed Amount (such excess, the “Escrowed Amount”) shall be placed into escrow. Any such Escrowed Amount shall be retained by the escrow agent in a separate interest-bearing, segregated account for the account of the Indemnification Payor. The Indemnification Payee shall pay all costs associated with obtaining any tax opinion of a Tax Advisor or ruling from the IRS described above. The Escrowed Amount shall be fully disbursed (and therefore any unpaid portion of the Indemnification Payment shall be paid to the Indemnification Payee) upon the escrow agent’s receipt of a Positive Tax Opinion or Ruling. To the extent not previously paid, upon any determination by independent accountants to the Indemnification Payee that any additional amount of the Indemnification Payment may be disbursed to the Indemnification Payee without causing any applicable Protected REIT to fail to meet the requirements of Sections 856(c)(2) and 856(c)(3) of the Code, determined as if the payment of such amount did not constitute Qualifying Income and the Protected REIT has 0.5% of income from unknown sources during such year that does not constitute Qualifying Income (in addition to any known or anticipated income that is not Qualifying Income), the determination of such independent accountants shall be provided to the escrow agent and such additional amount shall be disbursed to the Indemnification Payee. At the end of the second calendar year beginning after the date on which the Indemnification Payor’s obligation to pay the Indemnification Payment arose (or earlier if directed by the Indemnification Payee), any remainder of the Escrowed Amount (together with interest thereon) then being held by the escrow agent shall be disbursed to the Indemnification Payor and, in the event that the Indemnification Payment has not by then been paid in full, such unpaid portion shall never be due.

Article 11
General Provisions

Section 11.1      Amendments and Waivers.

(a)            Subject to Section 11.1 of the Separation and Distribution Agreement, this Agreement may not be amended except by an agreement in writing signed by both Parties.

(b)            Any term or provision of this Agreement may be waived, or the time for its performance may be extended, by the Party entitled to the benefit thereof and any such waiver shall be validly and sufficiently given for the purposes of this Agreement if it is in writing signed by an authorized representative of such Party. No delay or failure in exercising any right, power or remedy hereunder shall affect or operate as a waiver thereof; nor shall any single or partial exercise thereof or any abandonment or discontinuance of steps to enforce such a right, power or remedy preclude any further exercise thereof or of any other right, power or remedy. The rights and remedies hereunder are cumulative and not exclusive of any rights or remedies that either Party would otherwise have.

Section 11.2      Survival of Obligations. The representations, warranties, covenants and agreements set forth in this Agreement shall be unconditional and absolute and shall remain in effect without limitation as to time.

Section 11.3      Dispute Resolution. Any and all Agreement Disputes arising hereunder shall be resolved through the procedures provided in Article X of the Separation and Distribution Agreement.

Section 11.4      Notices. All notices, requests, permissions, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) five (5) Business Days following sending by registered or certified mail, postage prepaid, (b) when sent, if sent by facsimile, (c) when delivered, if delivered personally to the intended recipient, and (d) one (1) Business Day following sending by overnight delivery via a national courier service and, in each case, addressed to a Party at the following address for such Party:

(a)            if to WPC to:

One Manhattan West

395 9th Avenue

58th Floor

New York, NY 10001

Attn:	Sapna Sanagavarapu, Chief Legal Officer
email:	ssanagavarapu@WPCAREY.COM

with a copy (which shall not constitute notice) to:

Hogan Lovells US LLP
555 13th Street NW
Washington, DC 20004

Attn:	Lauren Clarke
email:	lauren.clarke@hoganlovells.com

(b)            if to NLOP to:

One Manhattan West

395 9th Avenue

58th Floor

New York, NY 10001

Attn:	Sapna Sanagavarapu, Chief Legal Officer
email:	ssanagavarapu@WPCAREY.COM

with a copy (which shall not constitute notice) to:

Hogan Lovells US LLP
555 13th Street NW
Washington, DC 20004

Attn:	Lauren Clarke
email:	lauren.clarke@hoganlovells.com

All notices, requests, claims, consents, demands and other communications under this Agreement shall be deemed duly given or made (A) if delivered in person, on the date delivered, (B) if sent by electronic mail (providing confirmation of transmission), on the date it was received, or (C) if sent by prepaid overnight courier, on the next Business Day (providing proof of delivery). For the avoidance of doubt, counsel for a Party may send notices, requests, claims, consents demands or other communications on behalf of such Party.

Section 11.5      Severability. If any term or other provision of this Agreement is determined by a nonappealable decision by a court, administrative agency or arbitrator to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Restructuring Transactions and Distribution is not affected in any manner materially adverse to either Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the court, administrative agency or arbitrator shall interpret this Agreement so as to affect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Restructuring Transactions and Distribution are fulfilled to the fullest extent possible. If any sentence in this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only as broad as is enforceable.

Section 11.6      Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall be deemed one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties. Signatures to this Agreement transmitted by electronic mail in .pdf format, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 11.7      Entire Agreement; No Third-Party Beneficiaries. This Agreement constitutes the entire agreement and understanding between the Parties with respect to the subject matter hereof and supersede all prior negotiations, agreements, commitments, writings, courses of dealing and understandings with respect to the subject matter hereof. This Agreement is solely for the benefit of the Parties and should not be deemed to confer upon third parties any remedy, claim, liability, reimbursement, cause of action or other right in excess of those existing without reference to this Agreement.

Section 11.8      Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the substantive laws of the State of New York, without regard to any conflicts of law provisions thereof that would result in the application of the laws of any other jurisdiction.

Section 11.9      Assignment; Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Parties and their successors and permitted assigns; provided, however, that the rights and obligations of each Party under this Agreement shall not be assignable, in whole or in part, directly or indirectly, whether by operation of law or otherwise, by such Party without the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed) and any attempt to assign any rights or obligations under this Agreement without such consent shall be null and void. Notwithstanding the foregoing, either Party may assign its rights and obligations under this Agreement to any of their respective Affiliates provided that no such assignment shall release such assigning Party from any liability or obligation under this Agreement.

Section 11.10      Remedies.

(a)            Except as otherwise provided in this Agreement, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b)            The Parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that prior to the termination of this Agreement, the non-breaching Party shall be entitled to seek an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement without proof of damages or otherwise, in addition to any other remedy to which such Party is entitled at Law or in equity. Each of the Parties hereby waives (a) any defense in an Action for specific performance that a remedy at law would be adequate to prevent or restrain breaches or threatened breaches and (b) any requirement under any Law to post a security as a prerequisite to obtaining equitable relief. Each Party agrees that the right of specific performance and other equitable relief is an integral part of the transactions contemplated by this Agreement and without that right neither NLOP, on the one hand, nor WPC, on the other hand, would have entered into this Agreement. For the avoidance of doubt, the Parties may pursue both a grant of specific performance or other equitable remedies to the extent permitted by this Section 11.10 and the payment of damages, but shall not be entitled or permitted to receive an award of damages if specific performance or other equitable remedies are awarded and shall not be entitled or permitted to receive an award of specific performance or other equitable remedies if damages are awarded.

Section 11.11      Waiver of Jury Trial.

EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS Section 11.11.

Section 11.12      Authorship. The Parties agree that the terms and language of this Agreement are the result of negotiations among the Parties and their respective advisors and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any Party. Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective duly authorized officers, all as of the date first written above.

W. P. CAREY INC.

By:	/s/ ToniAnn Sanzone
Name: ToniAnn Sanzone
Title: Chief Financial Officer

NET LEASE OFFICE PROPERTIES

By:	/s/ Jason E. Fox
Name: Jason E. Fox
Title: Chief Executive Officer

With respect to Section 2.1(a)(iv) and Sections 1(b) and 3 of Appendix B:

NLO MEZZANINE BORROWER LLC

By:	/s/ ToniAnn Sanzone
Name: ToniAnn Sanzone
Title: Chief Financial Officer

[Signature Page to Tax Matters Agreement]